UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

PLURI INC.

(Name of Issuer)

Common Shares, par value $0.00001 per share

(Title of Class of Securities)

72942G 104

(CUSIP Number)

Yaky Yanay

Chen Franco-Yehuda

c/o Pluri Inc.

MATAM Advanced Technology Park

Building No. 5

Haifa, 3508409 Israel

+972-74-7108600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72942G 104	Page 2 of 7

1	NAME OR REPORTING PERSON Yaky Yanay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 775,843 (1)
	8	SHARED VOTING POWER 8,155,900 (2)
	9	SOLE DISPOSITIVE POWER 775,843 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,931,743
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 7,143 common shares, par value $0.00001 per share (the “Common Shares”) of Pluri Inc. (the “Issuer”) issuable upon the exercise of a warrant exercisable within 60 days of December 20, 2022; (ii) 27,901 Common Shares issuable upon vesting of restricted stock units (“RSUs”) within 60 days of December 20, 2022; and (iii) 27,901 Common Shares issuable upon the exercise of options exercisable within 60 days of December 20, 2022.

(2)	Consists of 8,155,900 Common Shares issued and issuable pursuant to Securities Purchase Agreements (the “Securities Purchase Agreements”) executed between the Issuer and certain accredited and non-U.S. investors (the “Investors”) between December 13, 2022 and December 27, 2022, relating to private placement offerings (the “Offering”) (of which 6,328,900 had been issued as of January 4, 2023). The Common Shares issuable pursuant to the Securities Purchase Agreements are owned of record by the Investors. See Item 3 of this Schedule 13D for further information about the Offerings.

(3)	Based on a total of 39,133,062 Common Shares of the Issuer outstanding as of January 4, 2023, as reported by the Issuer to the Reporting Persons (as defined below).

CUSIP No. 72942G 104	Page 3 of 7

1	NAME OR REPORTING PERSON Chen Franco-Yehuda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,466
	8	SHARED VOTING POWER 8,155,900 (2)
	9	SOLE DISPOSITIVE POWER 73,466
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,229,366
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21% (4)
14	TYPE OF REPORTING PERSON IN

(4)	Based on a total of 39,070,117 Common Shares of the Issuer outstanding as of January 4, 2023 as Reported by the Issuer to the Reporting Persons (as defined below).

CUSIP No. 72942G 104	Page 4 of 7

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Shares of the Issuer.

The principal executive offices of the Issuer are located at MATAM Advanced Technology Park, Building No. 5, Haifa, 3508409 Israel.

Item 2. Identity and Background.

The persons filing this statement are Yaky Yanay, a citizen of the State of Israel, and Chen Franco-Yehuda, a citizen of the State of Israel (together with Mr. Yanay, the “Reporting Persons”).

The Reporting Persons’ business address is MATAM Advanced Technology Park, Building No. 5, Haifa, 3508409 Israel.

The principal occupation of Mr. Yanay is serving as the President, Chief Executive Officer and a Director of the Issuer and the principal occupation of Ms. Franco-Yehuda is serving as the Chief Financial Officer, Treasurer and Secretary of the Issuer. The business address of the Issuer is MATAM Advanced Technology Park, Building No. 5, Haifa, 3508409 Israel. The principal business of the Issuer is biotechnology company with an advanced cell-based technology platform.

None of the Reporting Persons has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Common Shares to which this statement relates are those held directly by the Reporting Persons, those issuable upon the exercise of warrants and options and vesting of RSUs held by Mr. Yanay, and those beneficially owned by the Reporting Persons, in light of their shared voting power over the Common Shares issued and issuable pursuant to the Securities Purchase Agreements, as more fully described in Item 6 below. A copy of the form of Securities Purchase Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Item 4. Purpose of Transaction.

All of the Issuer’s securities directly owned by the Reporting Persons were acquired for investment purposes and in consideration for the Reporting Persons’ services as executive officers of the Issuer.

Under the Securities Purchase Agreements, the Reporting Persons were appointed as proxies and attorneys in fact of the Investors (collectively, the “Proxy”), as more fully described in Item 6 below. A copy of the form of Securities Purchase Agreement is filed as Exhibit 1 of this Schedule 13D and is incorporated by reference herein. The Proxy gives the Reporting Persons the right to vote the securities purchased by the Investors in the Offerings in favor of any shareholder vote relating to a future increase of the Issuer’s authorized shares. Any such increase, if approved by the requisite shareholder vote and enacted by an amendment to the Issuer’s articles of incorporation as approved by the Issuer’s Board of Directors, would result in an increase in the number of authorized but unissued Common Shares and could, under certain circumstances, have an anti-takeover effect.

In pursuing these purposes, the Reporting Persons may further purchase, hold, trade, dispose or otherwise deal in securities of the Issuer. Except as set forth in the previous paragraph, the Reporting Persons have no current plans or proposals which relate to or would result in (a) an acquisition by any person of additional securities of the Issuer, or the disposition by any person of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions with may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated herein. The Reporting Persons may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto.

CUSIP No. 72942G 104	Page 5 of 7

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Common Shares beneficially owned by Mr. Yanay is based upon a total of 775,843 Common Shares of the Issuer outstanding as of December 20, 2022 as Reported by the Issuer to the Reporting Persons, and gives effect to: (i) 8,155,900 Common Shares for which Mr. Yanay shares voting power pursuant to the Proxy upon the closings of the Offerings (of which 6,328,900 had been issued as of January 4, 2023), (ii) 7,143 Common Shares which may be acquired within 60 days of December 20, 2022 pursuant to the exercise of a warrant, (iii) 27,901 Common Shares issuable upon the vesting of RSUs within 60 days of December 20, 2022; and (iv) 27,901 Common Shares issuable upon the exercise of options exercisable within 60 days of December 20, 2022.

The aggregate percentage of Common Shares beneficially owned by Ms. Franco-Yehuda is based upon a total of 73,446 Common Shares of the Issuer outstanding as of December 20, 2022 as Reported by the Issuer to the Reporting Persons (as defined below), and gives effect to 8,155,900 Common Shares upon the closings of the Offerings Shares (of which 6,328,900 had been issued as of January 4, 2023).

(a) Mr. Yanay beneficially owns 8,931,743 Common Shares, representing approximately 23% of the outstanding Common Shares.

Ms. Franco-Yehuda beneficially owns 8,229,366 Common Shares, representing approximately 21% of the outstanding Common Shares.

(b) Mr. Yanay is deemed to hold sole voting and dispositive power over 775,843 Common Shares of the Issuer.

Ms. Franco-Yehuda is deemed to hold sole voting and dispositive power over 73,466 Common Shares of the Issuer.

Each of Mr. Yanay and Ms. Franco-Yehuda is deemed to share voting power over 8,155,900 Common Shares pursuant to the Proxy.

(c) In addition to the Proxy, on December 21, 2022, the Issuer granted to Mr. Yanay options to purchase Common Shares as follows:

●	options to purchase an aggregate of 334,821 Common Shares, at an exercise price of $1.12 per share. The options will vest ratably each month over a one year period. Such options were issued to Mr. Yanay, together with the RSUs described below, in lieu of his annual salary of $375,000 in the aggregate;

●	options to purchase an aggregate of 500,000 Common Shares, at an exercise price of $1.56 per share, which will be issued on January 1, 2023 and will vest as follows: 250,000 of the shares vest on June 30, 2023 and 250,000 of the shares vest on December 31, 2023;

●	options to purchase an aggregate of 500,000 Common Shares, at an exercise price of $2.08 per share, which will be issued on January 1, 2023 and will vest as follows: 250,000 of the shares vest on June 30, 2023 and 250,000 of the shares vest on December 31, 2023;

●	options to purchase an aggregate of 500,000 Common Shares, at an exercise price of $2.60 per share, which will be issued on January 1, 2023 and will vest as follows: 250,000 of the shares vest on June 30, 2023 and 250,000 of the shares vest on December 31, 2023.

CUSIP No. 72942G 104	Page 6 of 7

In addition, on December 21, 2022 the Issuer granted to Mr. Yanay 334,821 RSUs. The RSUs will vest ratably each month over a one-year period. Such RSUs were issued to Mr. Yanay, together with the options described above, in lieu of his annual salary of $375,000 in the aggregate.

Other than the Proxy and the grants described above, none of the Reporting Persons have engaged in any transactions in the Common Shares in the past 60 days.

(d) The Investors in the Offerings have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 8,155,900 Common Shares, beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above, which is incorporated by reference herein.

Except as set forth below, there are no present contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies:

Between December 13, 2022 and December 27, 2022, the Issuer executed the Securities Purchase Agreements with the Investors, in connection with the Offerings of an aggregate of 8,155,900 Common Shares and warrants to purchase up to 8,155,900 Common Shares exercisable upon the later of six months from their issuance date, or until the Issuer increases its authorized shares. The Securities Purchase Agreements appoint the Reporting Persons as proxies and attorneys in fact of the Investors, permitting the Reporting Persons to vote the securities purchased in the Offerings in favor of any shareholder vote relating to a future increase of the Issuer’s authorized shares. A copy of the form of Securities Purchase Agreement is filed as Exhibit 1 of this Schedule 13D and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Form of Securities Purchase Agreement (filed as Exhibit 10.2 to the Form 8-K filed on December 19, 2022, and incorporated here by reference).
Exhibit 2	Joint Filing Agreement, dated as of January 4, 2023, by and between Yaky Yanay and Chen Franco-Yehuda.

CUSIP No. 72942G 104	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2023

/s/ Yaky Yanay
Yaky Yanay

/s/ Chen Franco-Yehuda
Chen Franco-Yehuda